SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549



                                   Form 11-K



                  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                  For the fiscal year ended December 31, 1997



                           Commission File No. 1-924



                          A.  Full title of the plan:



                            AEROQUIP INOAC COMPANY
                  RETIREMENT SAVINGS AND PROFIT-SHARING PLAN


                         B.  Name of issuer of securities
                         held pursuant to the plan and
                         the address of its principal
                         executive office:



                            AEROQUIP-VICKERS, INC.
                               3000 STRAYER ROAD
                                  P.O. BOX 50
                            MAUMEE, OH  43537-0050

                             REQUIRED INFORMATION

The following financial statements are furnished for the Aeroquip Inoac Company Retirement Savings and Profit-Sharing Plan:

                                                                          Page

      Report of Independent Auditors                                       4
      Statements of Assets Available for Plan Benefits                     5
      Statement of Changes in Assets Available for Plan                    6
            Benefits
      Notes to Financial Statement                                         7
      Item 27a - Schedule of Assets Held for Investment                   17
            Purposes
      Item 27d - Schedule of Reportable Transactions                      18

Exhibit

      The following exhibit is filed herewith:

      Exhibit No.

        (23)      Consent of Independent Auditors                         20


                                   SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                    AEROQUIP INOAC COMPANY
                                    RETIREMENT SAVINGS AND PROFIT-
                                    SHARING PLAN

                                    By:  Benefit Committee


Date: June 29, 1998                 /S/ MICHAEL J. BEEBE
                                    Michael J. Beebe
                                    Committee Member


Date: June 29, 1998                 /S/ EDWARD G. BROWNLEE
                                    Edward G. Brownlee
                                    Committee Member


Date: June 29, 1998                 /S/ JAN HUGHETT
                                    Jan Hughett
                                    Committee Member

                            Aeroquip Inoac Company
                  Retirement Savings and Profit Sharing Plan

                             Financial Statements
                          and Supplemental Schedules


                    Years ended December 31, 1997 and 1996





                                   Contents

Report of Independent Auditors                                         4

Audited Financial Statements

Statements of Assets Available for Plan Benefits                       5
Statement of Changes in Assets Available for Plan Benefits             6
Notes to Financial Statements                                          7


Supplemental Schedules

Item 27a--Schedule of Assets Held for Investment Purposes             17
Item 27d--Schedule of Reportable Transactions                         18

                        Report of Independent Auditors

Administrative Committee
Aeroquip Inoac Company Retirement Savings and Profit Sharing Plan

We have audited the accompanying statements of assets available for plan benefits of the Aeroquip Inoac Company Retirement Savings and Profit Sharing Plan as of December 31, 1997 and 1996, and the related statement of changes in assets available for plan benefits for the year ended December 31, 1997. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 1997 and 1996, and the changes in assets available for plan benefits for the year ended December 31, 1997, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1997, and reportable transactions for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.


April 24, 1998

                   Aeroquip Inoac Company Retirement Savings
                            and Profit Sharing Plan

               Statements of Assets Available for Plan Benefits



                                                          December 31
                                                     1997         1996

Assets (Note 1):
Investments (Notes 3 and 4):
Vanguard Funds                                      $17,669,813    $10,059,188
Aeroquip-Vickers Stock Fund                             889,619         10,415
Loans receivable from plan participants               1,200,854        399,875
                                                     19,760,286     10,469,478

Contributions receivable from employees                  42,096         25,984
Contributions receivable from employer                2,286,256      1,517,566
Total assets available for plan benefits            $22,088,638    $12,013,028


See accompanying notes.

                   Aeroquip Inoac Company Retirement Savings
                            and Profit Sharing Plan

          Statement of Changes in Assets Available for Plan Benefits

                         Year ended December 31, 1997




Additions:
  Assets transferred in from other plans (Note 1)           $  4,535,717
  Contributions:
    Employees                                                    915,536
    Employer                                                   2,712,355
                                                               3,627,891
  Net investment income:
    Interest                                                      71,681
    Dividends                                                    854,856
                                                                 926,537
  Realized and unrealized gains on investments                 1,906,162
                                                               2,832,699
Total additions                                               10,996,307

Deductions - Benefits paid to participants                       920,697
Net additions                                                 10,075,610

Assets available for plan benefits at beginning of year       12,013,028
Assets available for plan benefits at end of year            $22,088,638


See accompanying notes.

                   Aeroquip Inoac Company Retirement Savings
                            and Profit Sharing Plan

                         Notes to Financial Statements

                               December 31, 1997


1. Description of Plan

The following description of the Aeroquip Inoac Company Retirement Savings and Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering all full-time employees and part-time employees with 1,000 hours of service with the Aeroquip Inoac Company (the Company), the Plan sponsor. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Assets Transferred

On July 25, 1997, the Company's partners, Aeroquip Corporation (Aeroquip) and Inoac USA (Inoac), contributed their ownership interests (51% and 49%, respectively) in two manufacturing facilities to the Company. The two manufacturing facilities employees' retirement funds were transferred into the Plan in September 1997 and such participants became eligible for participation in the Plan as of the date of transfer.

Contributions

Participants may contribute up to 15 percent of their compensation to the Plan in increments of 1 percent. The Company matches the first 2 percent of employees' voluntary salary deferral contributions and 50 percent of any contributions in excess of 2 percent with a maximum matching percentage of 3 percent. The Company also contributes a yearly profit-sharing amount to the Plan to be not less than 1 percent of social security taxable wages and 1.5 percent of compensation in excess of the social security taxable wage base.

Participant Accounts

Each participant's account is credited with the participant's contribution, Company match, profit-sharing allocation and plan earnings. The profit-sharing and plan earnings allocations are based on employees' compensation and account balances, respectively.

Administrative Expenses

All expenses of the Plan are paid by the Plan sponsor, except for loan fees which are borne by the participant requesting the loan.

Vesting

Participants are immediately vested in their voluntary contributions, Company match, and roll-in amounts plus actual earnings thereon. Vesting in the profit-sharing contribution is based on years of continuous service, with full vesting occurring after four years of credited service. Forfeitures are used to reduce future employer profit-sharing contributions.

The Company has the right, at any time, to terminate the Plan. Upon such termination the entire interest of each participant's account becomes fully vested.

Investment Funds

Each participant individually directs his or her contributions and Aeroquip Inoac Company's contributions into one or more of the following investment funds (in multiples of 1 percent).

1. Aeroquip-Vickers Stock Fund is invested in Aeroquip-Vickers, Inc. common stock with a small amount in cash. Cash dividends paid on shares are used to purchase additional shares for participant accounts. Aeroquip-Vickers, Inc. common stock is acquired in open market purchases at fair market value.

2. Vanguard Funds are managed by The Vanguard Group of Investment Companies. There are eight individual funds in which participants may invest:

    a.  Vanguard Retirement Savings Trust (Retirement Savings Trust):
         Retirement Savings Trust invests in investment contracts issued by financial institutions and in contracts backed by high-quality bonds and bond mutual funds. This diversification helps to protect the Trust against potential credit losses.

    b. Vanguard/Morgan Growth Fund (Morgan Growth Fund): Money in the Morgan Growth Fund is invested primarily in stocks of "established growth" companies. The companies normally are medium and larger size companies with above-average growth in sales and earnings over extended periods.

    c. Vanguard Fixed Income Fund - Long-term Corporate Portfolio (Fixed Income Fund): Money in the Fixed Income Fund is invested in a diversified portfolio of long-term investment grade bonds and seeks to provide a high and sustainable level of current income consistent with the maintenance of principal and liquidity.

    d. Vanguard Index Trust - 500 Portfolio (Index Portfolio): Money in the Index Fund is invested in stocks of the companies which make up the Standard & Poor's 500 Composite Stock Price Index. The objective of the Index Trust - 500 Portfolio Fund is to match the performance of the Standard & Poor's 500 index.

    e.  Vanguard Treasury Money Market Portfolio (Money Market Portfolio):
         Money in the Money Market Portfolio is 100 percent invested in securities backed by the full faith and credit of the U.S. Government. It seeks the maximum current income that is consistent with the preservation of capital and liquidity. Average maturities for the securities held by the Money Market Portfolio are normally maintained in the range of 30 - 60 days and no longer than one year.

    f. Vanguard STAR Portfolio (Star Portfolio): Money in the STAR Portfolio is invested in a portfolio of Vanguard mutual funds that emphasizes either equity, fixed income or money market securities. It is designed as a balanced "fund of funds" for long-term investors.

    g. Vanguard/Windsor II (Windsor II): Money in the Windsor II is invested in stocks which, in the opinion of the Fund's investment advisor, are undervalued in the marketplace. The stocks held in the Windsor II tend to offer above average price-to-earnings ratios and below-average price-to-book value ratios relative to the stock market in general.

    h. Vanguard International Growth Portfolio (International Growth Portfolio): Money in the International Growth Portfolio is invested in non-U.S. stocks that have been selected for their growth potential. The International Growth Portfolio tends to be widely diversified both geographically and in terms of size of companies.

    i. Vanguard LifeStrategy Portfolios - Conservative Growth (LifeStrategy Conservative Growth Portfolio): Money in the LifeStrategy Conservative Growth Portfolio is invested in five Vanguard funds: a domestic stock fund, an international stock fund, two bond funds, and an asset allocation fund. The objective of the LifeStrategy Conservative Growth Portfolio is to provide a high level of income and moderate long-term growth of capital and income.

    j. Vanguard LifeStrategy Portfolios - Growth Portfolio (LifeStrategy Growth Portfolio): Money in the LifeStrategy Growth Portfolio is invested in four Vanguard funds: a domestic stock fund, an international stock fund, a bond fund, and an asset allocation fund. The objective of the LifeStrategy Growth Portfolio is to provide long-term growth of capital.

Payment of Benefits

A participant is entitled to the benefit provided by the contributions and income thereon allocated to the participant's account. Upon termination of employment due to retirement, total and permanent disability or death, a participant or their beneficiary will be entitled to receive a distribution of his or her entire account without regard to the Plan's vesting rules: (i) in one lump sum amount; or (ii) in monthly installments of a fixed amount or over a specified period of time in an amount of at least $100 per month. If the value of a participant's account is less than $3,500, the Plan Administrator will distribute the participant's entire interest in one lump sum payment.

Withdrawals of tax deferred contributions during a participant's employment are not permitted prior to age 59-1/2, unless he or she can show financial hardship for medical expenses, expenses connected with a death in the participant's immediate family, educational expenses, purchase or renovation of a principal residence, payments necessary to avoid eviction, or a foreclosure on the mortgage of a principal residence.


2. Significant Accounting Policies

Basis of Accounting

The accounting records of the Plan are maintained on the accrual basis.

Investment Valuation and Income Recognition

Mutual funds are stated at the net asset value on the last business day of the plan year. The difference between fair value and the cost of investments is reflected in the statement of changes in assets available for plan benefits as unrealized gains (losses) on investments.

Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.


                                        Aeroquip Inoac Company Retirement Savings
                                                 and Profit Sharing Plan

                                        Notes to Financial Statements (continued)

3. Changes in Assets by Investment Option


                                                                        Aeroquip-
                                                            Vanguard    Vickers   Contributions    Loan
                                                             Funds        Stock     Receivable     Fund        Total


Assets available for plan benefits at December 31, 1996   $10,059,188$   10,415   $1,543,550    $ 399,875   $12,013,028
   Additions:
      Assets transferred in from other plans                3,745,702   496,090                   293,925     4,535,717
      Contributions:
         Employees                                            879,032    20,392       16,112                    915,536
         Employer                                           1,932,224    11,441      768,690                  2,712,355
                                                            2,811,256    31,833      784,802                  3,627,891
      Net investment income:
         Interest                                                                                  71,681        71,681
         Dividends                                            850,656     4,200                                 854,856
                                                              850,656     4,200                    71,681       926,537
      Realized and unrealized gains                         1,655,034   251,128                               1,906,162
   Total additions                                          9,062,648   783,251      784,802      365,606    10,996,307

   Deductions - benefits paid to participants                 827,518    49,264                    43,915       920,697
   Net additions prior to transfers                         8,235,130   733,987      784,802      321,691    10,075,610
   Net transfers among investment funds                     (624,505)   145,217                   479,288
                                                            7,610,625   879,204      784,802      800,979    10,075,610
Assets available for plan benefits at December 31, 1997   $17,669,813  $889,619   $2,328,352   $1,200,854   $22,088,638


                                                          -12-


                                        Aeroquip Inoac Company Retirement Savings
                                                 and Profit Sharing Plan

                                        Notes to Financial Statements (continued)

4.  Vanguard Funds

A summary of the activity within the separate Vanguard Fund options for the year ended December 31, 1997 is as follows:


                                      Retirement    Morgan     Fixed                   Money
                                      Savings       Growth     Income     Index        Market      STAR
                                      Trust         Fund       Fund       Portfolio    Portfolio   Portfolio

Assets available for plan
   benefits at December 31, 1996      $1,992,975   $ 195,488  $2,224,080  $4,260,273    $861,608     134,869
   Additions:
      Assets transferred in from
         other plans                   1,559,603     104,793      11,147     545,388      48,049   1,137,424

      Contributions:
         Employees                       159,268      38,532     139,336     316,037      66,620      51,938
         Employer                        394,632      47,862     445,847     654,644     215,165      54,935
                                         553,900      86,394     585,183     970,681     281,785     106,873
   Dividends                             166,475      67,825     179,218     136,886      45,774     134,982
   Realized and unrealized
   gains (losses)                                     24,233     120,079   1,409,863                (20,589)
   Total additions                     2,279,978     283,245     895,627   3,062,818     375,608   1,358,690

   Deductions - benefits paid to
      participants                       193,088       3,590     170,893     253,657      91,562      40,554
   Net additions prior to transfers    2,086,890     279,655     724,734   2,809,161     284,046   1,318,136
   Net transfers among investment
      funds                            (313,902)      52,376   (549,718)   (292,048)   (188,010)     155,986
                                       1,772,988     332,031     175,016   2,517,113      96,036   1,474,122
Assets available for plan benefits
   at December 31, 1997               $3,765,963   $ 527,519  $2,399,096  $6,777,386   $ 957,644   1,608,991

                                                          -13-

                                        Aeroquip Inoac Company Retirement Savings
                                                 and Profit Sharing Plan

                                        Notes to Financial Statements (continued)

4.  Vanguard Funds (continued)

                                                                LifeStrategy
                                                International   Conservative     LifeStrategy          Total
                                                Growth          Growth           Growth             Vanguard
                                    Windsor II  Portfolio       Portfolio        Portfolio          Funds

Assets available for plan
   benefits at December 31, 1996    $ 312,854       $ 77,041         $    -         $    -       $10,059,188
   Additions:
      Assets transferred in from
         other plans                  292,799         43,517            745          2,237         3,745,702
      Contributions:
         Employees                     65,751         25,745          6,493          9,312           879,032
         Employer                      71,737         28,368          7,240         11,794         1,932,224
                                      137,488         54,113         13,733         21,106         2,811,256
   Dividends                          101,191          7,976          4,088          6,241           850,656
   Realized and unrealized
      gains (losses)                  109,126        (2,216)          4,001         10,537         1,655,034
   Total additions                    640,604        103,390         22,567         40,121         9,062,648

   Deductions - benefits paid to
      participants                     48,214         24,556            842            562           827,518
   Net additions prior to transfers   592,390         78,834         21,725         39,559         8,235,130
   Net transfers among investment
      funds                           279,515         31,335         70,134        129,827         (624,505)
                                      871,905        110,169         91,859        169,386         7,610,625
Assets available for plan benefits
   at December 31, 1997            $1,184,759      $ 187,210        $91,859       $169,386       $17,669,813



5. Income Tax Status

The Plan has received a favorable determination letter from the Internal Revenue Service (IRS), in its form prior to amendment, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code of 1986 (the "Code"). The IRS has not ruled on the Plan as amended, however, the pension advisory committee represents that the Plan is qualified and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code and ERISA to maintain its tax exempt status. The plan administrator is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

6. Year 2000 Issue (Unaudited)

The Plan Sponsor has developed a plan to modify its internal information technology to be ready for the year 2000 and has begun converting critical data processing systems. The project also includes determining whether third party service providers have reasonable plans in place to become year 2000 compliant. The Plan Sponsor currently expects the project to be substantially complete by early 1999. The Plan Sponsor does not expect this project to have a significant effect on plan operations.

                                  Supplemental Schedules

                                        Aeroquip Inoac Company Retirement Savings
                                                 and Profit Savings Plan

                                         Employer Identification No. 38-2788802
                                                      Plan No. 001

                                Item 27a--Schedule of Assets Held for Investment Purposes

                                                    December 31, 1997


Identity of Issue,
Borrower, Lessor or      Description of                                                Fair      Cost of    Proceeds of
Similar Party              Investment                          Shares      Cost        Value    Acquisition Dispositions

Mutual funds:
*The Vanguard Group
of Investment Companies:
                         Vanguard Index Trust Portfolio        75,246  $ 5,106,307  $6,777,386
                         Vanguard Retirement Savings Trust  3,765,963    3,765,963   3,765,963
                         Vanguard Fixed Income Fund -
                            Long-Term Corporate Portfolio     259,082    2,253,765   2,399,096
                         Vanguard STAR Portfolio               92,577    1,634,876   1,608,991
                         Vanguard/Windsor II                   41,396    1,097,410   1,184,759
                         Vanguard Treasury Money Market
                            Portfolio                         957,644      957,644     957,644
                         Vanguard/Morgan Growth Fund           30,075      511,196     527,519
                         Vanguard International Growth
                            Portfolio                          11,422      197,041     187,210
                         Vanguard LifeStrategy Growth
                            Portfolio                          10,560      161,985     169,386
                         Vanguard LifeStrategy Portfolio -
                            Conservative Growth                 6,855       89,496      91,859
                         Total                                         $15,775,683 $17,669,813

*Aeroquip-Vickers, Inc.  Aeroquip-Vickers Common Stock         54,645  $   664,275 $   889,619

*Participant Loans       7% to 10.5%                                   $ 1,200,854 $ 1,200,854  $           $

* - Party-in-interest


                                        Aeroquip Inoac Company Retirement Savings
                                                 and Profit Sharing Plan
                                         Employer Identification No. 38-2788802
                                                      Plan No. 001

                                      Item 27d--Schedule of Reportable Transactions

                                              Year ended December 31, 1997


                                                                                                    Fair
Identity of                                                   Purchase     Selling     Cost of      Value of
Party Involved          Description of Assets                 Price        Price       Asset        Asset          Gain


Aeroquip-Vickers, Inc.  Aeroquip-Vickers Common Stock:
                         Purchase transactions              $  752,504              $  752,504     $ 752,504
                         Sales transactions                             $  124,429      98,196       124,429     $26,233
The Vanguard Group      Vanguard/Morgan Growth Fund:
                         Purchase transactions                 613,892                 613,892       613,892
                         Sales transactions                                306,092     299,111       306,092       6,981
                        Vanguard Fixed Income Fund Long-
                         term Corporate Portfolio:
                         Purchase transactions                 947,555                 947,555       947,555
                         Sales transactions                                892,581     880,256       892,581      12,325
                        Vanguard Index Trust-500 Portfolio:
                         Purchase transactions               2,252,844               2,252,844     2,252,844
                         Sales transactions                              1,145,596     951,330     1,145,596     194,266
                        Vanguard Treasury Money Market
                         Portfolio:
                         Purchase transactions                 547,597                 547,597       547,597
                         Sales transactions                                458,416     458,416       458,416
                        Vanguard STAR Portfolio:
                         Purchase transactions               1,602,540               1,602,540     1,602,540
                         Sales transactions                                107,830     102,337       107,830       5,493
                        Vanguard/Windsor II:
                         Purchase transactions               1,080,069               1,080,079     1,080,079
                         Sales transactions                                317,300     290,341       317,300      26,959
                        Vanguard Retirement Savings Trust:
                         Purchase transactions               2,827,970               2,827,970     2,827,970
                         Sales transactions                              1,054,983   1,054,983     1,054,983



                                                          -18-